Access Pharmaceuticals, Inc.
2600 Stemmons Freeway, Suite 176
Dallas, TX 75207

April 16, 2010

VIA EDGAR

Securities and Exchanges Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:           Access Pharmaceuticals, Inc.
Post-Effective Amendment No. 1 on Form S-1 Registration Statement
File No. 333-162687
Filed April 14, 2010
SEC Accession No. 0000318306-10000031

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Access Pharmaceuticals, Inc. (the “Company”), hereby requests the withdrawal of its Post-Effective Amendment No. 1 on Form S-1 Registration Statement (File No. 333-162687) (Accession No. 0000318306-10-000031) (the “Post-Effective Amendment”) which was erroneously filed on April 14, 2010 under EDGAR submission code POS AM (the “Erroneous Filing”).

No securities have been sold by the selling securityholders in connection with the offerings covered by the Post-Effective Amendment since the date of the Erroneous Filing.

The Company was notified by the Securities and Exchange Commission that shares registered in the Post-Effective Amendment were in fact registered in the Form S-1/A (File No. 333-162687) that was declared effective on January 21, 2010.

Please contact me directly at (214) 905-5100 x208, should you have further questions regarding our request for withdrawal. Thank you for your assistance in this matter.

Very truly yours,

By:  /s/ Stephen B. Thompson
Name:  Stephen B. Thompson
Title:  Chief Financial Officer